SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                       Commission File Number   000-09047

                          NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

       For Period Ended: March 31, 2006

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR


   For the Transition Period Ended: ___________________________________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                 Strategic Gaming Investments, Inc.
Former name if applicable               Left Right Marketing Technology, Inc.
Address of principal executive office   585 West 500 South, Suite 180
City, state and zip code                Bountiful, UT 84010


                                    PART II
                            RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)




  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the
[X] subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       The registrant  is  in  the  process  of  preparing  and  reviewing  the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   S. Matthew Schultz	    (801) 		     244-4405
         (Name) 	(Area   Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Strategic Gaming Investments, Inc.
                  Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                 	STRATEGIC GAMING INVESTMENTS, INC.
                 	(FORMERLY LEFT RIGHT MARKETING TECHNOLOGY, INC.)
                 	(Registrant)


Date:  May 15, 2006	By: /s/ Lawrence S. Schroeder
			-------------------------------------
			Lawrence S. Schroeder
                 	Its: Chief Executive Officer and President